UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

                        (Amendment No. 3)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         April 26, 2000
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
-------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
    Instructions)
/  / (a)
-------------------------------------------------------
/  / (b)
-------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------
(4)  Sources of Funds (See Instructions)      PF
-------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------
(6)  Citizenship or Place of Organization
           United States
-------------------------------------------------------
Number of     (7)  Sole Voting Power        6,243,665
  Shares          ---------------------------------------
Beneficially  (8)  Shared Voting Power
 Owned by         ---------------------------------------
   Each       (9)  Sole Dispositive Power   6,243,665
Reporting         --------------------------------------
Person With (10) Shared Dispositive Power
-------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    10,366,436*
-------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
-------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                        27.29%
-------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                           IN
-------------------------------------------------------

*Includes shares owned by National Amusements, Inc.

CUSIP No. 598-148-104

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                    NATIONAL AMUSEMENTS, INC.
                    I.R.S No.  04-2261332
-------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-------------------------------------------------------
/  / (b)
-------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------
(4)  Sources of Funds (See Instructions)      N/A
-------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------
(6)  Citizenship or Place of Organization  Maryland
-------------------------------------------------------
Number of     (7)  Sole Voting Power        4,122,771
  Shares	--------------------------------------
Beneficially  (8)  Shared Voting Power
 Owned by	--------------------------------------
   Each       (9)  Sole Dispositive Power   4,122,771
Reporting	--------------------------------------
Person With  (10) Shared Dispositive Power
-------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,122,771
-------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares  (See Instructions)
-------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                 10.85%
-------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                    CO
-------------------------------------------------------

Item 1.   Security and Issuer.
	  ----------------------

          This Amendment No. 3 amends the Statement on Schedule 13D filed with the SEC on April 15, 1998 by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") and amended on December 18, 1998 with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 3401 North Carolina Avenue, Chicago, IL 60618.

Item 2.   Identity and Background.
	  ---------------------------

          Item 2 is amended to reflect the current Directors and Officers of NAI as reported in Schedule I attached hereto.

Item 5.   Interest in Securities of the Issuer.
	  ------------------------------------

          Item 5 is hereby amended as follows:

          (a) NAI is currently the beneficial owner, with sole dispositive and voting of 4,122,771 Common Shares, or approximately 10.85%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of January 24, 2000).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 6,243,665 Common Shares, or approximately 16.43%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of January 24, 2000). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 4,122,771 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 10,366,436 Common Shares, or approximately 27.29% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of January 24,
               2000).


        Transactions effected during the past sixty days.



                       SUMNER M. REDSTONE
          DATE      NO. OF      PRICE      WHERE AND HOW
                    SHARES                   EXECUTED
 	 -----     --------    --------    --------------

         4/26/00  747,800       $6.625    Bear, Stearns,
                                          New York, New
                                               York

              The above transaction was a purchase.

                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



May 1, 2000			   /s/ Sumner M. Redstone
				   ------------------------




                                   National Amusements, Inc.


                                   By: /s/ Sumner M. Redstone
				       -----------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer